SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 2)

Blackboard Inc.
(Name of Subject Company (Issuer))
Blackboard Inc.
(Name of Filing Persons (Issuer))
3.250% Convertible Senior Notes due 2027
(Title of Class of Securities)
091935 AA4
(CUSIP Number of Class of Securities)

Michael L. Chasen	With copy to:
Chief Executive Officer	Erika L. Robinson
Blackboard Inc.	Wilmer Cutler Pickering Hale and Dorr LLP
650 Massachusetts Avenue, N.W.	1875 Pennsylvania Avenue, N.W.
Washington D.C. 20001	Washington, DC 20006
(202) 463-4860	(202) 663-6000
Fax: (202) 663-6363

(Name, Address and Telephone Numbers of Person
Authorized to Receive Notices and Communications
on Behalf of Filing Persons)
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$165,000,000	$19,156.50

*	Estimated for purposes of calculating the filing fee only. The purchase price of the 3.250% Convertible Senior Notes due 2027 (the “Securities”), is equal to 100% of the principal amount of those Securities, excluding accrued and unpaid interest and certain other amounts, if any. As of May 27, 2011, there was $165,000,000 in aggregate principal amount of Securities outstanding, resulting in an aggregate maximum purchase price of $165,000,000, excluding accrued and unpaid interest and certain other amounts, if any.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), equals $116.10 for each $1,000,000 of the value of the transaction.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $19,156.50	Filing Party: Blackboard Inc.
Form or Registration No.: Schedule TO	Date Filed: May 27, 2011
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑
If applicable, check the appropriate box(es) below to designate the appropriate rule provisions(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT
     This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO originally filed by Blackboard Inc., a Delaware corporation (the “Company”), on May 27, 2011 (together with any amendments and supplements thereto, the “Schedule TO”), as amended on June 20, 2011. The Schedule TO relates to the right of each holder (the “Holder”) of the Company’s 3.250% Convertible Senior Notes due 2027 (the “Securities”) to sell and the obligation of the Company to repurchase the Securities, as required by the Indenture, dated as of June 20, 2007, between the Company and U.S. Bank National Association, as trustee (the “Trustee”), as supplemented by the Supplemental Indenture dated as of June 20, 2011 between the Company and the Trustee, as set forth in the Issuer Repurchase Notice for 3.250% Convertible Senior Notes due 2027, dated May 27, 2011 (the “Company Notice”), and the related notice materials filed as exhibits to the Schedule TO (which Company Notice and related notice materials, as amended or supplemented from time to time, collectively constitute the “Put Option”).
     This Amendment No. 2 is being filed to amend and supplement certain provisions of the Schedule TO to the extent set forth herein. Except as specifically provided herein, the information contained in the Schedule TO and the Put Option remains unchanged. This Amendment No. 2 should be read in conjunction with the Schedule TO and the Put Option.
     This Amendment No. 2 is the final amendment to the Schedule TO and is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) of the Securities Exchange Act of 1934, as amended.
     Items 1 through 9.
     Item 4 of the Schedule TO is hereby amended and supplemented by adding the following language:
     The right of Holders to surrender their Securities for purchase by the Company pursuant to the Put Option expired at 5:00 p.m., New York City time, on June 29, 2011. The Company has been advised by U.S. Bank National Association, as paying agent, that Securities in an aggregate principal amount of $164,992,000 were validly surrendered and not withdrawn. The aggregate purchase price for such Securities pursuant to the Put Option was $164,992,000. The Company has accepted for purchase all of the Securities validly surrendered and not withdrawn. On July 1, 2011, the Company will deliver the aggregate purchase price for the accepted Securities to the paying agent for distribution to the Holders. Following the Company’s repurchase of the Securities pursuant to the Put Option, $8,000 in aggregate principal amount of the Securities will remain outstanding.
Item 12. Exhibits.
     (a)(1)(A)* Issuer Repurchase Notice for 3.250% Convertible Senior Notes due 2027, dated May 27, 2011.
     (a)(1)(B)* Form W-9.

     (a)(5)* Press release issued by the Company on May 27, 2011.
     (a)(5)(B)* Press release issued by the Company on June 20, 2011.
     (b)(1)* Credit Agreement dated as of August 4, 2010, by and among Blackboard Inc., JPMorgan Chase Bank, N.A., Citibank, N.A., Credit Suisse AG, PNC Bank, National Association, Wells Fargo Bank, National Association, and the lenders party there to, incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 9, 2010.
     (b)(2)* Amendment No. 1 to Credit Agreement dated as of April 4, 2011, incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 6, 2011.
     (d)(1)* Indenture, dated as of June 20, 2007, between Blackboard Inc. and U.S. Bank National Association, as trustee, incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 20, 2007.
     (d)(2)* Supplemental Indenture, dated as of June 20, 2011, between Blackboard Inc. and U.S. Bank National Association, as trustee.
     (g) Not applicable.
     (h) Not applicable.

*	Previously filed.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Blackboard Inc.
By:	/s/ John E. Kinzer
Name:	John E. Kinzer
Title:	Chief Financial Officer

Date: June 30, 2011

INDEX TO EXHIBITS
Exhibit (a)(1)(A)* Issuer Repurchase Notice for 3.250% Convertible Senior Notes due 2027, dated May 27, 2011.
Exhibit (a)(1)(B)* Form W-9.
Exhibit (a)(5)* Press release issued by the Company on May 27, 2011.
Exhibit (a)(5)(B)* Press release issued by the Company on June 20, 2011.
Exhibit (b)(1)* Credit Agreement dated as of August 4, 2010, by and among Blackboard Inc., JPMorgan Chase Bank, N.A., Citibank, N.A., Credit Suisse AG, PNC Bank, National Association, Wells Fargo Bank, National Association, and the lenders party there to, incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 9, 2010.
Exhibit (b)(2)* Amendment No. 1 to Credit Agreement dated as of April 4, 2011, incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 6, 2011 .
Exhibit (d)(1)* Indenture, dated as of June 20, 2007, between Blackboard Inc. and U.S. Bank National Association, as trustee, incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 20, 2007.
Exhibit (d)(2)* Supplemental Indenture, dated as of June 20, 2011, between Blackboard Inc. and U.S. Bank National Association, as trustee.

*	Previously filed.